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FORM X-17A-5
PART III

SEC FILE NUMBER
8-44466

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/19 (MM/DD/YY) AND ENDING 12/31/19 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: AMERICAN HERITAGE SECURITIES, INC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

50 S. MAIN STREET SUITE 1210
(No. and Street)

AKRON	OH	44308
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JEFFREY THOMAS — (330) 374-7500
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

HARTGRAVES ACCOUNTING & CONSULTING, LLC
(Name – *if individual, state last, first, middle name*)

325 N. ST. PAUL STREET, SUITE 3100	DALLAS	TX	75201
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, JEFFREY THOMAS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of AMERICAN HERITAGE SECURITIES, INC, as of FEBRUARY 25, 20 20, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

Notary Public

NOTARY PUBLIC STATE OF OHIO

JOY D YOHO
Notary Public - State of Ohio
My Commission Expires 12-17-2022

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AMERICAN HERITAGE SECURITIES, INC.

FINANCIAL STATEMENTS
WITH ADDITIONAL INFORMATION

YEAR ENDED DECEMBER 31, 2019

AMERICAN HERITAGE SECURITIES, INC.

YEAR ENDED DECEMBER 31, 2019

TABLE OF CONTENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1
STATEMENT OF FINANCIAL CONDITION December 31, 2019	3
STATEMENT OF INCOME Year ended December 31, 2019	4
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY Year ended December 31, 2019	5
STATEMENT OF CASH FLOWS Year ended December 31, 2019	6
NOTES TO THE FINANCIAL STATEMENTS	7 - 10
SUPPLEMENTARY FINANCIAL INFORMATION	
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1 December 31, 2019	11
REPORT OF A BROKER-DEALER CLAIMING EXEMPTION FROM SEC RULE 15c3-3	12
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3	13
REPORT OF INDEPENDENT REGISTERED ACCOUNTANTS ON APPLYING AGREED-UPON PROCEDURES	14

Hartgraves

Accounting & Consulting, LLC

Report of Independent Registered Public Accounting Firm

To the Stockholder of American Heritage Securities, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of American Heritage Securities, Inc. (the "Company") as of December 31, 2019, and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended, and the related notes to the financial statements (collectively, the financial statements). In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplementary information contained in Schedule I, Computation of Net Capital Under Rule 15c3-1 under the Rules of the Securities and Exchange Commission have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplementary

information contained in Schedule I, Computation of Net Capital Under Rule 15c3-1, under the Rules of the Securities and Exchange Commission are fairly stated, in all material respects, in relation to the financial statements as a whole.

Hartgraves Accounting & Consulting, LLC

This is our initial year as the auditor for the Company.

Dallas, Texas
February 25, 2020

AMERICAN HERITAGE SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2019

ASSETS

ASSETS	
Cash	$ 234,371
Restricted cash	50,000
Commissions receivable	43,878
Prepaid expenses	251
Property and equipment, net	1,913
	$ 330,413

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES	
Accounts payable	$ 54,682
Accrued liabilities	5,047
	59,729
STOCKHOLDER'S EQUITY	
Common stock (15 shares authorized, issued, and outstanding)	45,000
Retained earnings	270,684
Total stockholder's equity	315,684
	$ 330,413

The accompanying notes are an integral part of these financial statements.

AMERICAN HERITAGE SECURITIES, INC.

STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2019

REVENUES	
Commissions	$ 643,305
Other Income	100,000
Distribution Fees	193,006
Management fees	1,245,157
Administrative fees	9,893
	2,191,361
EXPENSES	
Commissions	1,597,508
Depreciation	1,066
Office related expenses	11,147
Other expenses	4,110
Insurance expenses	19,112
Professional fees	33,811
Regulatory fees	19,409
Rent	10,000
Communication expenses	5,064
Tax expense	7,509
Salaries and wages	110,881
Software expenses	144,019
	1,963,636
NET INCOME	$ 227,725

The accompanying notes are an integral part of these financial statements.

AMERICAN HERITAGE SECURITIES, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2019

	Common Stock	Retained Earnings	Total
Balance at December 31, 2018	$ 45,000	$ 78,900	$ 123,900
Net income	-	227,725	227,725
Dividends	-	(80,941)	(80,941)
Balance at December 31, 2019	$ 45,000	$ 225,684	$ 270,684

The accompanying notes are an integral part of these financial statements.

AMERICAN HERITAGE SECURITIES, INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2019

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income		$ 227,725
Adjustments to reconcile net income to net cash provided by operating activities:		
Add back item not affecting cash:		
Depreciation	$ 1,066	
Cash provided by (used in) changes in the following items:		
Decrease in commissions receivable	1,507	
Increase in prepaid expenses	(355)	
Decrease in accounts payable	(5,736)	
Decrease in accrued liabilities	(613)	(4,131)
Net cash provided by operating activities		223,594
CASH FLOWS FROM FINANCING ACTIVITIES:		
Dividends paid		(80,941)
NET DECREASE IN CASH		142,653
CASH - BEGINNING OF YEAR		91,718
CASH - END OF YEAR		$ 234,371

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:

CASH PAID DURING THE YEAR FOR:

LOCAL INCOME TAXES	$ 4,060

The accompanying notes are an integral part of these financial statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Businesses

American Heritage Securities, Inc. (the Company) was incorporated in 1991 for the purpose of operating as a broker-dealer in securities. The Company operates as an introducing broker, whose services are limited to accepting customer orders. The Company has a business relationship with an independent clearing broker who is responsible for processing and settling customer transactions on a fully disclosed basis. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulation Authority (FINRA).

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles (GAAP) requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Restricted Cash

Restricted deposits consist of cash. These deposits are restricted in accordance with the Company's agreement with its independent clearing broker, who is responsible for processing and settling customer transactions on a fully disclosed basis.

Commissions Receivable

Commissions receivable are from clearing organizations and mutual funds, and are stated at the amount management expects to collect from outstanding balances related to commission fees and gains. Since these relate to commission fees receivable from customers, an allowance for doubtful accounts is not deemed necessary by management, nor is it required according to the computation for determination of reserve requirements pursuant to Rule 15c3-3.

Property and Equipment

Property and equipment are recorded at cost. Depreciation of property and equipment are provided by the use of accelerated and straight-line methods over the following estimated useful lives of the assets:

Furniture and fixtures	3 - 5	years
Office equipment	3 - 5	years
Vehicle	5	years

Revenue Recognition

Commission Revenue

Commission revenue is generally recognized at a point in time upon delivery of contracted services based on a predefined contractual amount on a trade date for a trade execution services based on providing

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

market prices and internal and regulatory guidelines. Commission revenue consists of the sale of equity and fixed income securities and unit investment trusts.

Management Fees

The Company provides investment advisory services on a daily basis. The Company believes the performance obligation for providing advisory services is satisfied over time because the customer is receiving and consuming the benefits as they are provided by the Company. Fee arrangements are based on a percentage applied to the customer's assets under management. Fees are received quarterly and are recognized as revenue at that time as they relate specifically to the services provided in that period, which are distinct from the services provided in other periods.

Distribution Fees

Mutual Funds, Insurance and Annuity Products

The Company earns revenue for selling affiliated and unaffiliated mutual funds, fixed variable annuities and insurance products. The performance obligation is satisfied at the time of each individual sale. A portion of the revenue is based on a fixed rate applied, as a percentage, to amounts invested at the time of sale. The remaining revenue is recognized over the time the client owns the investment or holds the contract and is generally earned based on a fixed rate applied, as a percentage, to the net asset value of the fund, or the value of the insurance policy or annuity contract. The ongoing revenue is not recognized at the time of sale because it is variably constrained due to factors outside the Company's control including market volatility and client behavior (such as how long clients hold their investment, insurance policy or annuity contract). The revenue will not be recognized until it is probable that a significant reversal will not occur.

<u>Income Taxes</u>

American Heritage Securities, Inc. is taxed as an S-Corporation.

The S-Corporation is subject to a built-in gain tax on the net appreciation of assets realized if they are sold within the first 5 years after the S election was made. The Company does not expect to incur any material tax expense as a result of built-in gain tax. No provision or liability for federal income taxes has been included in the financial statements. The Company is liable for city income tax as applicable. As of December 31, 2019, the Company paid 4,060 of city income tax.

The Company's federal income tax returns for December 31, 2016, 2017, and 2018 are subject to examination by the Internal Revenue Service, generally for three years after they were filed.

2. NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis.

3. NET CAPITAL REQUIREMENTS (continued)

At December 31, 2019, the Company had net capital of approximately $268,080 and net capital requirements of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0.2 to 1. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

4. RELATED PARTY TRANSACTIONS

The Company shares office space and personnel with EGI Financial, Inc. (EGI). EGI is a related entity owned by the Company's sole stockholder. As compensation for this arrangement, the Company receives a management fee equal to 100% of EGI's advisory fee revenue. During the year ended December 31, 2019, management fees from EGI totaled $612,545. Management fees of $632,612 were earned from unrelated parties.

The Company did lease office space from TKRF Properties for 10 months with monthly payments of $1,000 in 2019 but that agreement is no longer in effect. Rent expense for the year ended December 31, 2019 totaled $10,000.

5. PROPERTY AND EQUIPMENT

Property and equipment as of December 31, 2019 consists of:

Furniture and fixtures	$ 25,226
Less: Accumulated depreciation	(23,313)
Property and equipment, net	$ 1,913

6. RETIREMENT PLAN

The Company has a defined contribution retirement plan (the Plan) that meets the requirements of a "Savings Incentive Match Plan for Employees" (SIMPLE), as defined by the Internal Revenue Code. For the year ended December 31, 2019, the Company contributed $2,053 to the Plan.

7. INDEMNIFICATION

In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators, against specified potential losses in connection with their acting as an agent of, or providing services, to the Company. The maximum potential amounts of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will be required to make significant payments under these arrangements and, therefore, no contingent liability has been recorded in the accompanying financial statements.

8. RISKS AND UNCERTAINTIES

The Company's marketable securities are exposed to various risks such as interest rate, market and credit risks. The Company could incur losses or gains as a result of changes in the fair value of the securities and such changes could materially affect the Company's financial condition.

AMERICAN HERITAGE SECURITIES, INC.

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1

DECEMBER 31, 2019

FORM X-17A-5 LINE		
COMPUTATION OF NET CAPITAL:		
1	Total stockholder's equity from statement of financial condition	$ 270,684
2	Less: Stockholder's equity not allowable for net capital	-
3	Total stockholder's equity qualified for net capital	270,684
6D	Total other deductions	(2,603)
8	Net capital before haircuts on security positions	268,081
9	Haircuts on securities pursuant to 15c3-1	-
10	Net capital	$ 268,081
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:		
11	Minimum net capital required	$ 3,982
12	Minimum dollar requirement	$ 5,000
13	Net capital requirement	$ 5,000
14	Excess net capital	
	Net capital	$ 268,081
	Less: Net capital requirement	(5,000)
	Total	$ 263,081
15	Net capital less the greater of 10% of line 19 or 120% of line 12	$ 262,081
AGGREGATE INDEBTEDNESS:		
16 and 19	Aggregate indebtedness liabilities	$ 59,729
20	Percent of aggregate indebtedness to net capital	22.28%
21	Percent of debt to debt-equity computed in accordance with Rule 15c3-1	0%

There were no material differences in the computation of net capital under Rule 15c3-1 from the Company's unaudited FOCUS II-A Report.

See the Report of Independent Registered Public Accounting Firm.

American Heritage Securities, Inc. Exemption Report

American Heritage Securities, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3(k)(2)(i) and (k)(2)(ii).

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k) throughout the most recent fiscal year without exception.

I, Jeffrey Thomas, swear (or affirm) that, to my best knowledge and belief, this exemption report is true and correct.

Regards,

President

Date of Report: February 24, 2020

Hartgraves
Accounting & Consulting, LLC

Report of Independent Registered Public Accounting Firm

To the Stockholder
American Heritage Securities, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (a) American Heritage Securities, Inc. identified the following provisions of 17 C.F.R. § 240.15c3-3(k) under which American Heritage Securities, Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(i) and (k)(2)(ii) (the exemption provisions) and (b) American Heritage Securities, Inc. stated that American Heritage Securities, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. American Heritage Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about American Heritage Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) and (k)(2)(ii) of 17 C.F.R. § 240.15c3-3.

Hartgraves Accounting & Consulting, LLC

Dallas, Texas
February 25, 2020

25 N. St. Paul Street, Suite 3100
Dallas, TX 75201
www.hartgravesllc.com
(214) 738-199
admin@hartgravesllc.co

Hartgraves
Accounting & Consulting, LLC

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures

To the Stockholder
American Heritage Securities, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below, which were agreed to by American Heritage Securities, Inc. (the "Company") and the Securities Investor Protection Corporation ("SIPC") with respect to the accompanying General Assessment Reconciliation ("Form SIPC-7") of the Company for the year ended December 31, 2019, solely to assist you and SIPC in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries, noting no differences.
2. Compared the Total Revenue amounts reported on the annual audited report Form X-17A-5 Part III for the year ended December 31, 2019, as applicable, with the Total Revenue amounts reported in Form SIPC-7 for the year ended December 31, 2019, noting no differences.
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences.
4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to, and did not, conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on compliance with the applicable instructions of the Form SIPC-7. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Hartgraves Accounting & Consulting, LLC

Dallas, Texas
February 25, 2020

SIPC-7

(36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(36-REV 12/18)

For the fiscal year ended **12/31/2019**
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

10*10*******1915********************MIXED AADC 220
44466 FINRA DEC
AMERICAN HERITAGE SECURITIES INC
D/B/A AMERICAN HERITAGE DISCNT SECS
50 S MAIN ST STE 1210
AKRON, OH 44308-1831

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Jeffrey Thomas 330-374-7500

2. A. General Assessment (item 2e from page 2) $ 570

B. Less payment made with SIPC-6 filed (exclude interest) (310)

07/25/2019
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 260

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 260

G. **PAYMENT: √ the box**
Check mailed to P.O. Box ☒ Funds Wired ☐ ACH ☐
Total (must be same as F above) $ 260

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

American Heritage Securities Inc
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the_____ day of______________, 20____.

President
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning **1/1/2019**
and ending **12/31/2019**

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 2,191,361

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions ______

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. 1,711,408

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. ______

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

______ 100,000

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii) ______

Total deductions 1,811,408

2d. SIPC Net Operating Revenues $ 379,953

2e. General Assessment @ .0015 $ 570

(to page 1, line 2.A.)

FirstClearing

Clearing & Execution Services

Pricing Schedule A

for:

American Heritage Securities, Inc.

Edited on:
September 13, 2019

Schedule A
American Heritage Securities, Inc.
Eff Date: October 1, 2019

I. CLEARANCE: CUSTOMER (charges per trade)[1, 2]

A. Equities , Equity Syndicate & ETF's — $9.00 per trade

B. Options

1. Options — $9.00 per trade
2. Advisory Options[3] — $9.00 per trade

C. Mutual Funds

1. Purchases/Liquidations — $9.00 per trade
2. Existing Account Purchases — $9.00 per trade
3. No Loads — $9.00 per trade
4. Exchanges — $1.00 per trade
5. Automatic Investments — $1.00 per trade

D. Fixed Income

1. Government Securities, Agencies, Zeroes — $9.00 per trade
2. Municipals — $9.00 per trade
3. Listed Bonds — $9.00 per trade
4. OTC Corporate — $9.00 per trade
5. Fixed Income Syndicate — $9.00 per trade
6. Muni Syndicate — $9.00 per trade
7. CMOs — $9.00 per trade
8. Certificates of Deposit — $9.00 per trade
9. Unit Investment Trust — $9.00 per trade

E. Foreign Securities[4] — $15.00 per trade

F. Miscellaneous

1. Hedge Funds — $25.00 per trade
2. Managed Futures — $25.00 per trade
3. Precious Metals — $25.00 per trade
4. Direct Investments — $25.00 per trade

II. CLEARANCE: PROPRIETARY DEALER & RISKLESS DEALER (charges per execution)

A. All — $1.00 per execution

---

[1]First Clearing passes through all costs related to the management and participation in a syndicate. These costs usually include charges related to Depository fees and closing representation. A day loan fee will be assessed if applicable.

[2]Includes DVP and Institutional Trades.

[3]Option trades in advisory programs will be assessed clearing fees.

[4]First Clearing will pass through applicable foreign receive and deliver fees to Broker.

Schedule A
American Heritage Securities, Inc.
Eff Date: October 1, 2019

III. CLEARANCE: AVERAGE PRICE (charges per execution)

A. Average Price[5]	$1.00 per execution

IV. EXECUTION

A. Listed Equities – NYSE and AMEX	$0.01 per share
B. OTC	No charge
C. Listed Other (Third market)	No charge
D. Corporate Bonds – Listed	$1.00 per bond
E. Options	$0.15/contract

V. INTEREST CHARGES

A. Cash Debit Balances

Interest on all customer cash account will be charged directly to the Broker at the published Fed Funds Rate.

B. Firm Account Interest

First Clearing will charge Broker at the published Broker Call Rate to finance Broker's inventory. The total balance from the Broker's margin deposit account will be credited the Broker Call rate up to a maximum of the amount of the inventory finance charges.

C. DK Interest Charge

First Clearing reserves the right to charge the broker interest based upon the published Broker Call Rate respecting the total payment due First Clearing from the date of such rejection until such time as such valid delivery is accepted and payment received. The minimum interest charge for a delivery versus payment returned is $10.00.

VI. REVENUE SHARING

A. Cash Credit Balances

Broker will receive a rebate of 0 basis points for customer cash credit balances. Interest paid to Broker will be reduced by any amount First Clearing credits to customer accounts including any amounts required by applicable law.

[5]Average price accounts in the 4-digit inventory range used for average price trades, auto-average price trades, and blocked trades.

B. Margin Debit Balances

Interest will be charged to customer margin accounts at a rate to be determined by Broker. On customer debit balances, Broker cost of funds will be based on the published Broker Call Rate. Broker will earn the difference between the interest rate charged to customer and Broker's cost of funds as outlined in Table 1:

Table 1. Margin Debit Balances

Customer Margin Debit Balances	Published Broker Call
Up to $10 million	+25 basis points
$10 million to $25 million	+12.5 basis points
$25 million to $50 million	+0 basis points
$50 million to $100 million	-25 basis points
Over $100 million	-50 basis points

C. Wells Fargo Bank Deposit Sweep Balances[6]

1. Broker will earn a monthly fee calculated on the average net assets in Wells Fargo Bank Deposit Sweep as outlined in Table 2.

Table 2. Wells Fargo Advisors Bank Deposit Sweep Average Monthly Balance

Wells Fargo Bank Deposit Sweep Balances	Wells Fargo Bank Deposit Sweep
$0 to $75 million	45 basis points
$75 million to $150 million	50 basis points
$150+ million	55 basis points

2. Compression

Table 3. Wells Fargo Bank Deposit Sweep Waiver Schedule

3 month LIBOR Range	Waiver Percentage
Less than 25 basis points	75%
25 basis points to 40 basis points	65%
40 basis points to 55 basis points	50%
55 basis points to 75 basis points	33%

i. First Clearing will use the 3 month LIBOR rate as the base rate to determine Broker's compensation under Section C above. Broker will receive the full payment as outlined in Table 2 when 3 month LIBOR is greater than 0.75%. The revenue share will be compressed when 3 month LIBOR declines below 0.75% and may be proportionate to the compression in the 3 month LIBOR. If the 1 month LIBOR rate declines below 25 basis points, Broker will be paid no compensation on Wells Fargo Bank Deposit Sweep balances.

ii. Example: The 3 month LIBOR is currently at 212 basis points Broker, therefore, would receive 100% of 45 basis points.

[6]Wells Fargo Bank Deposit Sweep balances in IRA discretionary advisory accounts and ERISA discretionary advisory accounts will be excluded from the monthly balance calculation.

3. Fee Payment/Changes in Fee Schedule

First Clearing will remit the above fees to Broker when remitted or credited to First Clearing by the fund companies or Bank (Wells Fargo Bank Deposit Sweep). At First Clearing's sole discretion, it may change the fee schedule, discontinue the fee payments in whole or part, or issue a new fee schedule.

VII. FEES CHARGED DIRECTLY TO THE CUSTOMER[7]

A. Account Fees[8,9]

Accounts not meeting the waiver criteria outlined in section VII.B will be charged the following fees:

1. Investment Account[10]	$65 annual fee
2. UGMA Account[11]	$45 annual fee
3. Advantage AMA Account[12]	$125 annual fee
4. First Clearing Custodian IRA	
a. Annual maintenance[13]	$50 per account

B. Account Fee Waiver Criteria

Account fees listed in sections VII.A 1-4a will be waived if one of the following criteria is met:

1. One or more accounts that contain assets totaling $500,000 or more as of June 30. This includes all personal brokerage accounts householded by your brokerage firm.
2. Any Investment Account, IRA or Advantage Account with mutual fund positions of $100,000 or more. (Money-market funds, closed-end funds, and exchange-traded funds do not count toward this exemption.)
3. Investment Accounts that have completed at least six trades during the period July 1 of the previous year and the end of June in the current year.
4. Managed accounts that pay a fee in lieu of commissions (Normal quarterly asset management fees will continue to apply).
5. Delivery Versus Payment accounts.
6. Investment Accounts opened on or after January 1 of the current year.
7. Individual participant's accounts that are part of a Qualified Retirement Plan (QRP), excluding IRA accounts.
8. 529 Education Savings Plan accounts.
9. Proprietary firm's advisory accounts (Institution Code: V)
10. Annuity only accounts.

[7]Fees are subject to change based on adjustments in vendor rates.
[8]Check re-order fees are additional.
[9]Annual Account Fee eligibility, waivers, processing schedule and revenue sharing are subject to change. See Definitions for current year program details.
[10]Includes standard brokerage and Advantage Basic Accounts. First Clearing retains $30 of the account fee. Broker may increase the annual fee amount.
[11]First Clearing retains $30 of the account fee. Broker may increase the annual fee amount.
[12]Excludes Advantage Basic Accounts. (Advantage Basic Accounts do not include credit/debit cards and other features).
[13]First Clearing retains $35 of the account fee. Broker may increase the annual fee amount.

C. Physical Securities Safekeeping Fee[14]	
1. Initial Presentment Fee	$500[15] (one-time fee per position)
2. Annual Fee	$150 per position
D. Confirm Handling[16]	$0.00 per trade
E. Lost Certificate	
1. Issued by First Clearing	
a. Within 90 days	No charge
b. After 90 days	$50 plus transfer bonding
2. Lost by Customer	$100 plus transfer bonding
F. Reorganization Activity	
1. Non Physical	No Charge
2. Instructions received after expiration	$100 per item
G. Bond Redemptions	No Charge
H. Prepayments	Margin Interest rate
I. Stop Payments	$25 per item
J. Returned Deposit Checks	$10 per item
K. NSF	$20 per item
L. Check Overnight Express Mail	$15 per item
M. Wire Transfers	$15 per item
N. Physical Certificate Issuance	
1. Standard Delivery	Pass through DTC charges
2. Rush Delivery	Pass through DTC and transfer agent fees
3. Re-registration of Physical Cert.	$125 per item
4. GNMA Certificate Issuance	$35 per item
5. Foreign Security Cert. Issue	$500 per item
O. Direct Registration Reject Fee	$75 per item
P. Physical Certificate Reject Fee	$50 per item
Q. ACAT Deliveries (outgoing)[17]	$95 per account

[14]Safekeeping fee is only charged on securities eligible to be held in street name, such as First Clearing or held by the Depository Trust Company (DTC). All restricted positions receive an annual fee of $150.

[15]Excludes restricted stock.

[16]First Clearing retains $0.00 of the Confirm Handling fee. Broker may increase the fee.

[17]First Clearing retains $95.00 of the ACAT Deliveries fee. Broker may increase the fee.

R.	IRA Termination Fee[18]	$95 per account
S.	Transfer on Death	
	1. Application Fee	Fee Waived
	2. Distribution	Fee Waived
T.	Qualified Retirement Plans	Pass through. Negotiated directly with vendor.
U.	Direct Participation Programs	

Qualified[19] direct investments will be positioned within a First Clearing IRA account for an annual fee of $100 per position.

VIII. FEES CHARGED DIRECTLY TO THE BROKER

A.	Extensions & Technical Liquidations	$2.50 per item
B.	Cancels[20]	$5.00 per item
C.	Statement Mailing Fee[21]	Fee waived
D.	Tax Reporting Mailing Fee	Fee waived
E.	Foreign Securities[22]	Pass through
F.	Annuity Processing[23]	
	1. New Applications	$25.00 per application
	2. Subsequent Purchases	$10.00 per purchase
	3. Set Up Costs	TBD
G.	Courier/Mail Service	
	1. U.S. Mail	No charge
	2. Courier Service/UPS/FedEx	Pass through
H.	Supplies, Forms, Marketing Materials and Subscriptions	Pass through
I.	12(b)1 Processing Fee	No charge

[18] First Clearing retains $95.00 of the IRA Termination fee. Broker may increase the fee.
[19] The positions are subject to approval and must meet certain requirements.
[20] Fee is not charged on pre-settlement cancel activity.
[21] Inserts are at an extra cost.
[22] First Clearing will pass through outside custodial fees to Broker.
[23] First Clearing will provide all of Broker's carriers and products on AFFIRM on a best efforts basis. Some carriers may not be eligible for AFFIRM because they are non-participating or small/low volume carriers. All non-AFFIRM purchases will be processed by Broker directly with the carrier.

Schedule A
American Heritage Securities, Inc.
Eff Date: October 1, 2019

J. Bond Center	
1. Non-Trade Center	
a. One-time Set Up	Fee waived
2. Trade Center	
a. One-time Set Up	TBD
b. Custom Grid (One-time charge)	TBD
c. Bond Center Direct Charge	$2.00 per trade
K. Books and Records[24]	$1 per mailing
Subsequent mailings to maintain books and records	
L. I-DEAL Syndicate System	Pass through
M. SuperVision Compliance Package[25]	
1. Cost per active representative[26]	$20
2. Monthly Minimum	$300
3. Monthly Maximum	$1,500
N. Blue Sky Compliance Review	$800 per month
Includes access to Blue Sky Data Corporation web site, SuperVision Blue Sky Alert, and Bond Center Blue Sky components	
O. Customer Identification Program (CIP)[27]	$1 per transaction
System provides retail and commercial account identity verification in support of the USA Patriot Act.	
P. Centralized New Account Documents[28]	Pass through
First Clearing handles new account processing and mailing.	
Q. Non-Standard System Interfaces	Pass through
All standard interfaces are at no charge. Customized and non-standard interfaces are passed-through at cost.	

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[24] Broker has option of satisfying Books and Records requirement mailings certifications directly or contracting with First Clearing. Examples of mailings used to maintain the Books and Records include Change of: Investment Objective; Beneficial Ownership, Legal Name and Address and 36 month Re-Certification (based on BRR Letter and date DAML). There is no charge for the initial Books and Records setup. Broker can complete Books and Records mailing directly without any charge.

[25] Charge does not include activation of Blue Sky Alert in Supervision.

[26] Supervision Compliance Package fee is based upon an active representative's rep code(s) with three trades in the billing month.

[27] No charge for accounts as part of initial conversion. Broker has the option of using the CIP service provided by First Clearing or to contract with an alternative provider directly.

[28] Pass through charges include paper, processing, imaging and postage.

R. Remote Deposit Capture System (One time charge)[29] $900

Software and a single scanner used to capture and transmit check images for deposit.

IX. ADVISORY PROGRAMS[30,31,32]

A. Annualized fees in basis points charged to Broker calculated on total client account portfolio value. These fees cover all ticket charges (except options and where noted, see pricing chart) and include automatic client account billing and quarterly performance reporting.

Table 4. Wells Fargo Advisors Advisory Programs & Pricing

Programs	First $100,000	Next $150,000	Next $250,000	Next $500,000	$1,000,000+	Minimum Balance
FundSource	17.00	15.00	10.00	5.00	2.50	$10,000
Allocation Advisors (Plus manager fee)	17.00	15.00	10.00	5.00	2.50	$10,000
Wells Fargo Compass (Plus manager fee)	17.00	15.00	10.00	5.00	2.50	$50,000
Private Advisor Network (Plus manager fee)	17.00	15.00	10.00	5.00	2.50	$100,000
Masters (Plus manager fee)	17.00	15.00	10.00	5.00	2.50	$100,000
DMA (Plus manager fee)	17.00	15.00	10.00	5.00	2.50	$150,000
Customized Portfolios (Plus manager fee)	35.00	25.00	20.00	15.00	2.50	$50,000 – Equity $2,000,000 – Fixed Income

[29]RDCS is required for Broker to make customer check deposits into Wells Fargo Bank.
[30]12b-1 trails from all Wells Fargo Advisors advisory programs will not be distributed to the Broker.
[31]All option transactions carry a flat charge per trade as per Option Clearance Charges.
[32]Individual managers may require higher minimums than indicated.

Schedule A
American Heritage Securities, Inc.
Eff Date: October 1, 2019

Table 5. Wells Fargo Advisors Client and FA Directed Advisory Programs & Pricing

Programs[33]	First $100,000	Next $150,000	Next $250,000	Next $500,000	$1,000,000+	Minimum Balance
CustomChoice (Limit 120 trades/year)	17.00	15.00	10.00	5.00	2.50	$25,000
PIM (Limit 120 trades/year)	17.00	15.00	10.00	5.00	2.50	$50,000
Asset Advisor (Limit 120 trades/year)	17.00	15.00	10.00	5.00	2.50	$25,000

B. Wells Fargo Advisors Advisory Program Minimum Account Fee — $4.00 per account per month

Wells Fargo Advisors Advisory Program accounts with an account value below $50,000 will be assessed a $4.00 account fee per month.

C. PIM Program United Wealth Platform (UWP) [34]

UWP is a comprehensive and integrated solution for managed-account portfolio construction, management, trading, accounting, reconciliation, reporting and model management – all on a single, integrated platform.

1. Trading Set-up Fee — Fee waived
2. Monthly account fee per user — Fee waived

D. Non-PIM United Wealth Platform (UWP)[35]

UWP is a comprehensive and integrated solution for managed-account portfolio construction, management, trading, accounting, reconciliation, reporting and model management – all on a single, integrated platform. Separately Managed Accounts interface is through DOS blue screens.

1. Initial Setup Fee — Fee waived
2. Monthly Maintenance and Support Fee — $4.00 per account per month

E. Client Fee Billing Solution[36] — $25 per account per year

F. Performance Reports[37] — $75 per account per year

[33] Ticket charges will apply to trades exceeding the 120 trade limit per account according to Section I. Clearance.

[34] A separate agreement is required for this tool.

[35] Unbundled use for Broker's proprietary programs. A separate agreement is required for this tool.

[36] This represents basic, unintegrated use of WRAP intended for Broker's fee based proprietary accounts. There is a 100 account minimum requirement to use this functionality.

[37] Fee applies to Broker's proprietary managed programs.

G. Fee Based Pricing Growth Incentive

1. When month end fee based balances exceed $90 million in total portfolio balances, the following fee based pricing grid will become effective (in annualized basis points), replacing the pricing grid in Section IX.A Pricing will remain effective as long as end of month total portfolio balances, for all fee based programs, exceed $90 million.

Wells Fargo Advisors Advisory Programs & Pricing

Programs	First $100,000	Next $150,000	Next $250,000	Next $500,000	$1,000,000+	Minimum Balance
FundSource	13.00	7.00	3.00	2.00	1.00	$10,000
Allocation Advisors (Plus manager fee)	13.00	7.00	3.00	2.00	1.00	$10,000
Wells Fargo Compass (Plus manager fee)	13.00	7.00	3.00	2.00	1.00	$50,000
Private Advisor Network (Plus manager fee)	13.00	7.00	3.00	2.00	1.00	$100,000
Masters (Plus manager fee)	13.00	7.00	3.00	2.00	1.00	$100,000
DMA (Plus manager fee)	13.00	7.00	3.00	2.00	1.00	$150,000

Wells Fargo Advisors Client and FA Directed Advisory Programs & Pricing

Programs[38]	First $100,000	Next $150,000	Next $250,000	Next $500,000	$1,000,000+	Minimum Balance
CustomChoice (Limit 120 trades/year)	13.00	7.00	3.00	2.00	1.00	$25,000
PIM (Limit 120 trades/year)	13.00	7.00	3.00	2.00	1.00	$50,000
Asset Advisor (Limit 120 trades/year)	13.00	7.00	3.00	2.00	1.00	$25,000

[38] Ticket charges will apply to trades exceeding the 120 trade limit per account according to Section I. Clearance.

X. CLIENT ACCESS WEBSITE DEVELOPMENT

Broker may offer clients a view only website which displays client's positions and balances, or a trading website which offers clients a trading system, as well as the client's positions and balances.

1. Trading Site Set-up	Fee waived
2. View Only Site Set-up	Fee waived
3. Account Data Transfer	Fee waived
4. Hosting Fee for Trading Site	
a. <5,000 accounts	$600 per month
b. 5,000 - 10,000 accounts	$1,200 per month
c. >10,000 accounts	$2,000 per month
5. Hosting Fee for View Only Site	
a. <5,000 accounts	$150 per month
b. 5,000 - 10,000 accounts	$300 per month
c. >10,000 accounts	$500 per month

XI. COMPUTER SERVICES: TECHNOLOGY PRICING AND REQUIREMENTS[39]

A. SmartStation Package Pricing[40]

1. Front Office Fully Integrated Package (Advisor Version) Includes My Homepage, Contact Management, Client Dashboard, Envision, Income Center, Envision Plan to Pie, Portfolio Insights, Proposal Generator, Research Center, Image Access, and BETA Workbooks	$135 per user per month
2. Sales Assistant (Pkg B)	$100 per user per month
3. Back Office Package (Pkg C)	$55 per user per month
4. Front Office Alternative (Pkg D)	$115 per user per month

B. SmartStation Access Options

1. SecureID Token	$25 per user per month
2. SmartStation Anywhere[41]	$15 per user per month
3. Smart2Go	Fee waived

[39]Fees are subject to change based on adjustments in vendor rates.

[40]Per user prices do not include exchange fees or optional entitlements. Documentation of package details is available along with pricing for optional entitlements and exchange fees. A full technology site inspection is required for final pricing.

[41]User accessing SmartStation Anywhere through an unauthenticated access point will need an active SecureID token.

C. SmartStation Package Add-Ons

1.	Dow Jones News	$95 per user per month
2.	Morningstar Advisor Workstation	$99 per user per month
3.	Thomson Financial News	$40 per user per month
4.	Envision Alerts[42]	$5 per user per month
5.	My Book Manager	$11 per user per month

D. Estimated Monthly Infrastructure Pricing

Table 6. Infrastructure Costs (Estimated)

Circuit charges[43]	Actual cost (Estimated - $730 and up, per location) Fee waived for one existing, primary circuit
Router maintenance fee	Large Router - $225.00 per month, per location (WAN sites with DS3's or frac DS3's) Medium Router - $75.00 per month, per location (WAN sites with T1's) Small Router - $25.00 per month, per location (EVPM Sites; router to router)
Laser check printer charge	Actual cost (Estimated at $2,369 and up, per printer)
Laser check printer maintenance fee	$17.25 per month, per printer

XII. DEFINITIONS AND OTHER PROVISIONS

A. Miscellaneous Charges

In the event of increases in its expenses, First Clearing shall have the right upon notice to Broker, to raise the amount of any of the fees and charges set forth herein, or to institute new fees or charges, in an amount reasonably related to such expense increase. Expenses shall include, but not be limited to, fees or charges from vendors, industry utilities, exchanges or government or regulatory agencies, and expenses incurred to comply with material changes in generally accepted industry practices or regulatory or legal requirements.

B. Customer Trade

A Customer Trade is defined as a trade placed for a customer, in the same account, same security, same side, with the same commission calculation and on the same day. A Customer Trade that includes multiple executions will be treated as a single trade with respect to clearing charges.

C. Dealer Trade

A Dealer Trade is a single trade execution wherein the contra party is a firm account of the Broker versus any other broker-dealer (or any party other than a customer account).

[42]No charge for Market Alerts.

[43]The circuit charge reflects an estimated cost based on office size and circuit provider. Maintenance fee may cover charges for maintenance, support, content, etc. A full technology site inspection is required for final pricing.

D. Broker's Clearing Deposit Account

The Deposit Account Requirement as described in Section 19.1 of the Agreement is $25,000. The Deposit Account shall contain cash.

E. Minimum Monthly Clearing Charges

The minimum monthly clearing fee for execution and clearing services per Sections I through IV of this Fee Schedule A shall be $1,000 per month.

F. Equipment

For the initial conversion only, where applicable, all installation and wiring expenses associated with installing the equipment at the Broker's locations to access the SmartStation[SM] Quotes and/or BETA[SM] software and related computer systems shall be obligation of First Clearing.

Should the Broker relocate its offices at any time during the term of this Agreement, the Broker shall be responsible for and shall promptly pay all costs associated with the removal, relocation and reinstallation of all equipment provided by First Clearing to the Broker. In addition, should the Broker close any office in which equipment provided by First Clearing has been installed, the Broker agrees to pay the cost of storage and/or return transportation involved in the relocation of such equipment, as instructed by First Clearing.

G. Account Fee Program Details[44]

1. Annual Fee
   a. Applicable account fees per section VII.A.1-4a will be charged to eligible accounts in September of calendar year.

2. Timeline
   a. Accounts evaluated as of June 30.
   b. Waiver time-frame is from July through September.
   c. Reassessment of Account in September.
      i. Zero Total Market Value
      ii. ACAT Status
      iii. Return Mail Status
   d. Fees assessed in late September
   e. Refund period is from September 30 through November 30.

3. Account Criteria
   a. Snapshot of qualifying accounts will be taken based on the defined waiver criteria.
   b. After the account snapshot is taken no additional accounts will be added to the population of accounts to be evaluated.
   c. Once an account is waived, it will not subsequently be re-evaluated. (Example: If an account is waived in the snapshot, it will not be re-evaluated or set back to a charge status for the current billing year).

4. FA Waiver options and discretionary waiver budgets
   a. Subfirm level – 5% of projected Fee Generated revenue at the FA level

[44]Annual Account Fee will not be charged in calendar year of conversion.

H. De-conversion Expenses

With respect to any de-conversion under Section 24.6 of the Agreement, Broker shall reimburse First Clearing for costs incurred by First Clearing in the transfer and conversion of Broker's accounts and assets to another clearing firm, including, but not limited to, production of transfer tapes, transfer fees, charges and penalties assessed to Broker or its customers. To the extent Broker requests conversion files or makes other requests outside those provided in a customary deconversion as is typical in the industry, such services have to be mutually agreed upon as between Broker and First Clearing, with associated costs to Broker determined by First Clearing. In addition, any deconversion of retirement plan accounts will be deemed to constitute an IRA termination and any deconverting IRA accounts will be subject to applicable termination fees and unpaid annual maintenance fees. Broker at its option may elect to pay First Clearing such fees in lieu of having fees charged directly to terminating client accounts. The minimum monthly clearing charge will be assessed until all assets and accounts have been converted off of First Clearing.

I. Payment of Commissions

Payment of commissions due the Broker shall be made by First Clearing to the Broker by the 5th business day of the month following the last trade day, after deduction of the following:

1. All clearing and other charges, costs and expenses due First Clearing in accordance with the terms of the Agreement.
2. All amounts due and owing First Clearing by the Broker arising from any losses, liabilities or damages in accordance with the terms of the Agreement.
3. In the event that the Broker shall suffer an Event of Default as defined in the Agreement, First Clearing shall offset any and all liabilities, costs or expenses due it from the Broker which remain unpaid as of the date of such Event of Default against the commission revenue and clearing deposit account then in the possession of First Clearing.
4. First Clearing will provide advance payment(s) against Broker's current month's commission as scheduled. Off-scheduled advance payment request will be reviewed and provided upon Risk Management's approval. Advance payment(s) will be collected in the current month's settlement statement.

J. Commissions & Mark-Ups

It is expressly understood and agreed that First Clearing may not, and will not exercise any control whatsoever over or influence in any way, the commission, mark-ups or other charges or expenses between the Broker and the Introduced Accounts.

K. Relationship Extension Award

The Relationship Extension Award payment will be made within 30 days of execution of the agreement:

1. $100,000

Schedule A
American Heritage Securities, Inc.
Eff Date: October 1, 2019

L. Termination Fee

In accordance with Section 22.8 of the Agreement, Broker agrees to pay to First Clearing termination fees as outlined in Table 7:

Table 7. Termination Fee Schedule

Termination In Year	Termination Fee
October 1, 2019 – September 30, 2020	$200,000
October 1, 2020 – September 30, 2021	$150,000
October 1, 2021 – September 30, 2022	$75,000
October 1, 2022 – September 30, 2023	$50,000
October 1, 2023 – September 30, 2024	$25,000

The parties acknowledge that the Relationship Extension Award, paid by First Clearing to Broker pursuant to Section K are not subject to this Section and will not be returned to First Clearing as part of any termination fee.

Schedule A
American Heritage Securities, Inc.
Eff Date: October 1, 2019

This Amendment to the Clearing Agreement ("Amendment") is made on ________________ by and between Wells Fargo Clearing Services, LLC (f/k/a First Clearing, LLC and hereinafter referred to by its tradename as "First Clearing") and American Heritage Securities, Inc. (hereinafter referred to as "Broker").

WHEREAS, First Clearing and Broker are parties to a Clearing Agreement ("Agreement") dated July 1, 2007.

WHEREAS, Schedule A to the Clearing Agreement sets forth fees and charges for clearing, execution, and other services rendered by First Clearing to Broker and other provisions;

WHEREAS the parties desire to replace Schedule A in its entirety with a new Schedule A;

NOW, THEREFORE, in consideration of the mutual covenants and promises set forth herein and in the Clearing Agreement, the parties agree as follows:

I. The term of the agreement, set forth in Section 22.1 of the Agreement, is extended through September 30, 2024.

II. The existing Schedule A is replaced in its entirety by the new Schedule A attached hereto, which shall become effective October 1, 2019.

III. Other than as set forth above, the terms and conditions of the Agreement remain unchanged and shall continue in full force and effect. In the event of a conflict between the terms of the Agreement and this Amendment regarding the subject matter of this Amendment, this Amendment shall control.

Accepted and Agreed:

Wells Fargo Clearing Services, LLC

By: [signature]

Name: CHRIS LUBBRING

Title: VP

Date: 09/19/2019

American Heritage Securities, Inc.

By: [signature]

Name: Jeffrey C. Thomas

Title: President

Date: 9/19/19